PROCOPIO 12544 High Bluff Drive Suite 400 San Diego, CA 92130 T. 858.720.6300 F. 619.235.0398

DEL MAR HEIGHTS LAS VEGAS PHOENIX SAN DIEGO SILICON VALLEY

May 23, 2019

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Re:Kannalife, Inc.

Amendment No. 3 to Registration Statement on Form S-1

Filed April 9, 2019

File No. 333-227736

Ladies and Gentlemen:

On behalf of our client, Kannalife, Inc. (formerly known as TYG Solutions Corp.) (the “Company” or “Kannalife”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated April 25, 2019, relating to Amendment No. 3 to the above referenced Registration Statement on Form S-1 (the “Registration Statement”). We are concurrently filing via EDGAR this letter and Amendment No. 4 to the Registration Statement (“Amendment No. 4”). For the Staff’s reference, we are providing to the Staff by overnight delivery copies of this letter as well as both a clean copy of Amendment No. 4 and a copy marked to show all changes from Amendment No. 3 filed on April 9, 2019.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and comments of the Staff below (which are references to the Amendment No. 3 filed on April 9, 2019), or as otherwise specifically indicated, all page references herein correspond to the page of Amendment No. 4.

Our Business, page 1

1.Please provide us supplemental copies of the two peer reviewed studies you highlight in the third paragraph on page 1 of the Summary.

In response to the Staff’s comment, the Company has supplementally submitted copies of the peer reviewed studies to the Commission.

2.Please revise the Business section to provide a detailed explanation of (i) the PK and PD studies cited in the seventh paragraph on page 2 and (ii) the preclinical comparison of neuroprotection between CBD and KLS-013019 cited in the eighth and ninth paragraphs on page 2. Alternatively, please revise your Summary section to remove discussion of these studies.

In response to the Staff’s comment, the Company has revised its disclosures on page 2 and page 3 to insert, in tabular format, a detailed explanation of the (i) the PK and PD studies and (ii) a pre-clinical comparison of neuroprotection between CBD and KLS-013019.

Securities and Exchange Commission

May 23, 2019

3.Statements concerning safety and efficacy are determinations solely within the authority of the U.S. Food and Drug Administration and comparable regulatory bodies. Accordingly, please revise your disclosure on pages 1 and 2 concerning exhibition of “complete protective efficacy” and “complete efficacy” to remove these efficacy claims or, alternatively, revise to place them into proper context.

In response to the Staff’s comment, has revised its disclosure on pages 1 and 2 regarding “complete” efficacy.  The Company supplementally advises the staff that the terms “efficacy” and “protective efficacy” in the context of pre-clinical studies speak to well-known and established control studies that show when a compound has “efficacy” in the context of study models.  Without this preliminary study related to efficacy it would be nearly impossible to proceed forward into stages of clinical trials.  Additionally, terms used to describe whether such compounds have established values on toxicity, or back to control values are not solely in the purview of the FDA. They are used consistently in the scientific and pharmaceutical community. The term “pre-clinical” is used throughout the prospectus to draw the distinction between “pre-clinical” in the lab  versus “clinical” in the human.  One of the primary functions of a firm’s research project team is to coordinate the various studies necessary for the subsequent, successful development of a drug candidate with the FDA and to plan a timeline for developmental activities for its premarket application. This coordination is usually accomplished by preparing a detailed drug development plan and monitoring the research process at the pre-clinical level.

4.Please revise your disclosure on page 5 to clarify whether the January 14, 2019 letter from DEA relates to KLS-13019 and/or to KLS-13023.

In response to the Staff’s comment, the Company has revised its disclosure on page 5 to clarify that the written notice from the DEA related to the Company’s request for clarification on the designation of Cannabidiol (CBD) which is contained in the Company’s KLS-13023 formulation.  The request did not relate to KLS-13019 which is a new chemical entity (NCE) that does not contain CBD.

Business, page 41

5.Please revise your Business section to describe the FDA regulatory process applicable to commercialization of a new drug.

In response to the Staff’s comment, the Company has revised its disclosure on page 46 to describe the FDA regulatory process applicable to commercialization of a new drug.

Kannalife Strategic Third Party Business Relationships, Licenses and Joint Ventures, page 53

6.We note your revised disclosure on page 54 in response to prior comment 10. Please revise to clarify what "material and modifications" you own as a result of the MTTA.

In response to the Staff’s comment, the Company has revised its disclosure on page 54 to clarify ownership of material and modifications under the MTTA.  Under the MTTA, the Natural Products Discovery Institute (“NPDI”) retains all ownership of the original material (i.e. – raw plant source material, biomass, starting point extracts). The Company and the NPDI shall jointly own modifications and those substances created through the use of the material or modifications, and including progeny, unmodified derivatives or modifications. In addition, though the MTTA has effectively expired, the terms of confidentiality and ownership of the material and modifications associated with the MTTA have survived and its development is being pursued.

Securities and Exchange Commission

May 23, 2019

Management Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 79

7.Please provide updated disclosure concerning your liquidity and capital resources. In this regard, we note that your discussion appears to speak as of December 31, 2018. In your revised discussion, please be sure to discuss your current MJNA holdings and explain whether recent sales of MJNA stock and loss impairments to your remaining holdings are a material trend impacting your funding plans.

In response to the Staff’s comment, the Company has updated its disclosure concerning liquidity and capital resources to address the Company’s current MJNA holdings (the “MJNA Stock”).

Notes to the Consolidated Financial Statements

Note 15. Subsequent Events, page F-22

8.Noting the decrease in your investment in MJNA's stock, as discussed in your response to comment 12, and considering the significance of the security to total assets, please tell us the extent of the decrease from December 31, 2018 through the most current date that relates, separately, to realized and unrealized losses. To the extent that those realized and unrealized losses are significant, tell us your consideration for providing disclosure pursuant to ASC 855-10-50-2.

In response to the Staff’s comment, the Company supplementally advises the Staff that the decrease in our holdings of MJNA Stock from December 31, 2018 through May 8, 2019 relates to $558,370 in realized losses, $41,733 in unrealized gain and 16,045,333 in securities liquidated. Net proceeds from the sale of MJNA Stock was $1,046,164 over that period.

General

9.Your response to comment 12 does not provide the staff with an adequate basis upon which to assess the investment company status of the Company. Please expand your legal analysis of the Company’s reliance on Rule 3a-8 under the Investment Company Act to provide a detailed explanation as to how the Company meets all of the criteria specified in the Rule.  In so doing, please separately address each condition of the Rule, citing to facts that lend support for all conclusions made with respect to each condition.  To the extent the Company seeks to rely on Section 3(b)(1) of the Investment Company Act, please add a discussion of the Tonopah factors and the application of those factors to the Company, including facts that lend support for all conclusions made in such discussion.  See In re Tonopah Mining Co., 26 S.E.C. 426 (1947).  In addition to providing the foregoing supplemental legal analysis, please add risk factor disclosure to the registration statement concerning the Company’s potential investment company status.  In the disclosure, please include a description of why the Company may qualify as an investment company and the consequences if the Company is deemed to be an investment company.

In response to the Staff’s comment, the Company again reiterates its position that the Company does not believe it is an "investment company," as such term is defined under Sections 3(a)(1)(A) and (C) of the Investment Company Act of 1940, as amended (the "1940 Act").  As the Staff notes, the Company believes it meets exceptions to the definition of “investment company” under the 140 Act (i) under Rule 3a-8 of the 1940 Act and (ii) under Section 3(b)(1) of the 1940 Act and will address both in its analysis below.

Securities and Exchange Commission

May 23, 2019

Rule 3a-8: Research and Development Companies

Rule 3a-8 (17 CFR §270.3a-8) provides a nonexclusive safe harbor for research and development companies that would otherwise fall within the “investment company” definition.  Research and development companies often have long developmental periods that involve capital intensive operations and many seek to fund their operations during development by investing proceeds in securities until such proceeds are needed to pay for operational expenses.  To fall under the Rule 3a-8 safe-harbor, a company must meet the following factors:

(1) Its research and development expenses, for the last four fiscal quarters combined, are a substantial percentage of its total expense for the same period;

(2) Its net income derived from investments in securities, for the last four fiscal quarters combined, does not exceed twice the amount of its research and development expenses for the same period;

(3) Its expenses for investment advisory and management activities, investment research and custody, for the last four fiscal quarters, combined, do not exceed five percent of its total expenses for the same period;

(4) Its investments in securities are capital preservation investments, except that:

(i) No more than 10 percent of the issuer's total assets may consist of other investments, or

(ii) No more than 25 percent of the issuer's total assets may consist of other investments, provided that at least 75 percent of such other investments are investments made pursuant to a collaborative research and development arrangement;

(5) It does not hold itself out as being engaged in the business of investing, reinvesting or trading in securities, and it is not a special situation investment company;

(6) It is primarily engaged, directly, through majority-owned subsidiaries, or through companies which it controls primarily, in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities, as evidenced by:

(i) The activities of its officers, directors and employees;

(ii) Its public representations of policies;

(iii) Its historical development; and

(iv) An appropriate resolution of its board of directors, which resolution or action has been recorded contemporaneously in its minute books or comparable documents; and

(7) Its board of directors has adopted a written investment policy with respect to the issuer's capital preservation investments.

The Company has analyzed each of the above factors as follows:

Securities and Exchange Commission

May 23, 2019

1.Substantial Research and Development Expenses

For the last four fiscal quarters combined, the Company’s research and development expenses consisted of 19.1% of its total expenses.  The Commission has indicated that research and development expenses constituting as low as 20% of the company’s total expenses may be substantial where all of the other requirements of Rule 3a-8 are met.  See Cooley Godward & Kronish, SEC No-Action Letter (July 12, 2007).  In addition, the Commission issued an order to Applied Materials, Inc. (“Applied”) under section 3(b)(2) of the 1940 Act declaring that it was primarily engaged in a business other than that of investing, reinvesting, owning, holding or trading in securities.  From its fiscal year 2002 through 2004, Applied’s research and development expenses ranged between approximately 16% to 22% of its total expenses. See Applied Materials, Inc., Investment Company Act Rel. No. 27114 (Oct. 12, 2005) (order); Applied Materials, Inc., Investment Company Act Rel. No. 27064 (Sept. 13, 2005) (notice).

Based on the foregoing, the Company believes its research and development expenses can be properly classified as substantial as interpreted by the Commission.

2.No Net Income Derived from Investments in Securities

For the last four fiscal quarters combined, the Company had derived no net income from investments in securities, well below its research and development expenses for the same period.

3.No Expenses for Investment Advisory and Management Activities, Investment Research and Custody

For the last four fiscal quarters combined, the Company had no expenses for advisory and management activities, well below the 5% threshold of total expenses under Rule 3a-8.

4.The Company’s Investments in Securities are Capital Preservation Investments

Rule 3a-8 provides that the Company’s investments in securities must be “Capital Preservation Investments” which are defined as investments “made to conserve capital and liquidity until the funds are used in the issuer’s primary business or businesses.” Rule 3a-8(b)(4). The rule does not specify objective criteria for determining if an investment meets this definition to provide flexibility to companies in various circumstances. In subsequent no-action letters, the Commission has reviewed the facts and circumstances and the liquidity of the investments in question for a determination of their capital preservation status.  In Ark Therapeutics plc, SEC No-Action Letter (April 15, 2005), we see a fact pattern similar to the Company’s situation.  Like with the Company, Ark Therapeutics was a biotechnology company with its principal activities the research and development of healthcare products to address certain diseases and conditions.  This research and development included lengthy and rigorous pre-clinical testing and clinical trials and other extensive, costly and time-consuming procedures mandated by various regulatory authorities. The Company also anticipates a lengthy period of clinical trials as it sits currently at the pre-clinical stage as addressed in the Registration Statement and elsewhere in this letter.  In addition, under Ark Therapeutics’ investment policy, all of their proposed investments had a maximum maturity of 12 months or less in order to preserve liquidity for use in operations. Likewise, as discuss more below related to the Company’s written investment policy, the Company plan to liquidate its holdings in the MJNA Stock within 12 months to coincide with its planned product development timeline which contemplates clinical trials for KLS-13019 as a therapeutic for CIPN in the first half of 2020.  Further, the Company has already demonstrated the liquidity of the investment security over the last six months by divesting over half of its holdings over that period with the specific purpose of supporting its biotechnology operations and not for speculative purposes.

Securities and Exchange Commission

May 23, 2019

Additionally, Rule 3a-8 specifically allows companies to make non- Capital Preservation Investments to a limited extent. A company’s assets may consist of up to 10% “other investments,” or up to 25% “other investments” if 75% of such other investments are “made pursuant to a collaborative research and development program.” This is intended to permit collaboration, and joint research and development with other companies, which is a common practice among research and development companies.  As referenced in the Registration Statement, the Company originally entered into a product development agreement with Kannaway LLC whereby Kannaway and the Company agreed to a 4.99% exchange of stock in the entities in order to collaborate on the development of cannabidiol (CBD) based products.  Kannaway was subsequently acquired and the Company received equity securities in MJNA as its acquirer based on the terms of its product development agreement.  As such, the MJNA Stock, in addition to being a Capital Preservation Investment, is 100% derived from a collaborative research and development program.

5.Company Does Not Hold Itself out as Being Engaged in the Business of Investing

As mentioned in response to prior comments from the Commission, and as more fully discussed in relation to the Company’s analysis related to Section 3(b)(1) below, the Company is an “issuer primarily engaged, directly or through a wholly-owned subsidiary or subsidiaries, in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities.” The Company’s operations, since August 11, 2010 (originally under Kannalife Sciences, Inc.) have consisted of, developmental stage phyto-medical/pharmaceutical and drug discovery company that specializes in the research, development of cannabinoid and cannabinoid-based therapeutic products derived from synthetic and botanical sources, including the Cannabis “taxa.” The Company’s officers are comprised of business operators, scientists and communication specialists that have been with the Company for many years operating the business as described and they are not devoting their time to managing investments or operating the entity as an investment vehicle. The Company has not held itself out as anything other than the above business model since inception.

6.Company is Primarily Engaged in a Business Other than that of Investing

As more fully discussed in the Company’s analysis in response to Rule 3a-8(a)(5) above and Section 3(b)(1) below, the Company is a preclinical, pre-commercialization, developmental stage biopharmaceutical company and is not engaged in the business of investing, reinvesting, owning, holding, or trading in securities.

7.Company’s Board Has Adopted a Written Investment Policy

Lastly, the Company’s board of directors has formally adopted a written investment policy with respect to the Company’s capital preservation investment in the MJNA Stock. The key factor of import to this analysis is that it is the intent of the Company and its board of directors that the Company liquidate its holdings in this security within the next 12 months to coincide with the Company’s proposed development timeline.

Based on the foregoing analysis, the Company believes it meets the standards of Rule 3a-8 as a research and development company and thus fits within the safe harbor from the definition of “investment company” within the meaning of the 1940 Act.

Securities and Exchange Commission

May 23, 2019

Section 3(b)(1): Issuers Primarily Engaged in a Business Other Than Investing in Securities

Section 3(b)(1) provides that notwithstanding Section 3(a)(1)(C), a company is not an investment company within the meaning of the 1940 Act if it is “[an] issuer primarily engaged, directly or through a wholly-owned subsidiary or subsidiaries, in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities…”  The seminal case on the interpretation of Section 3(b)(1) is In re Tonopah Mining Co., 26 S.E.C. 426 (1947) (“Tonopah Mining”). The factors enumerated in Tonopah Mining are key to differentiating operating companies from investment companies. The five-factor Tonopah Mining test looks to: (i) a company’s historical development; (ii) its public representations of policy; (iii) the activity of its officers and directors; (iv) the nature of its present assets; and (v) the sources of its present income. As is evident in the discussion below, the application of the Tonopah Mining factors compels the conclusion that Kannalife is not an investment company.

1.Historical Development.

The Company’s operations, since August 11, 2010 (originally under Kannalife Sciences, Inc.) have consisted solely of, developmental stage phyto-medical/pharmaceutical and drug discovery company that specializes in the research, development of cannabinoid and cannabinoid-based therapeutic products derived from synthetic and botanical sources, including the Cannabis “taxa.” As further presented in the Company’s lengthy business section of its Registration Statement (and the several rounds of comments between the Commission and the Company over such operations), the Company’s operating history clearly shows that it primarily engages in the research, development of cannabinoid and cannabinoid-based therapeutic products, not in the business of investing, reinvesting, owning, holding, and trading in securities.

2.Public Representations of Policy.

Kannalife has been consistent in its press releases, marketing materials, and website that it is engaged in the business of the research, development of cannabinoid and cannabinoid-based therapeutic products. Historically, Kannalife has operated as a private company and has not made public representations regarding its asset composition. As it transitions to becoming a public company, Kannalife’s offering documents emphasize its operating results and do not emphasize either its investment income or the possibility of significant appreciation from its cash management investment strategies as a material factor in its business or future growth. Kannalife does not hold itself out to the public, through press releases, public statements, or in any other manner, as an investment company within the meaning of the 1940 Act or as engaging in the business of investing, reinvesting, owning, holding or trading in securities; nor is Kannalife or the Kannalife brand generally perceived to be associated with the activities of an investment company within the meaning of the Act.

3.Kannalife’s Officers and Directors.

The biographies of the Company’s officers and directors, as well as its Scientific Advisory Board, are set forth in the “Management” section of the Registration Statement. Starting with the founding of Kannalife Sciences, Inc. in 2010 (which entity has become Kannalife) the key executive officers of the Company have primarily been involved in the business operations of this Company and its research and development of cannabinoid and cannabinoid-based therapeutic products.  Messrs. Kikis and Petkanas co-founded the Company in 2010, Mr. Corrao joined as a CFO in 2012 and Dr. Kinney has 25 years of experience in large pharmaceutical, biotechnology and non-profit research and development.  The Company’s board of directors have public company industry experience to further aid the Company’s corporate governance and public company expansion.

None of Kannalife’s executive officers spend any considerable time monitoring or managing short-term investment securities.

Securities and Exchange Commission

May 23, 2019

4.Nature of Assets.

Kannalife’s unconsolidated balance sheet shows fixed and current assets consistent with an early-stage biotechnology company with a long stage of development prior to commercialization. As of March 31, 2019, Kannalife had approximately $449,263 in cash and cash equivalents, $1,525,000 in marketable security (available for sale) (i.e. the MJNA Stock), $49,691 in other receivables, $2,922 in property and equipment, net, and $17,121 in security deposits.

The Company’s remaining assets are consistent with a biotechnology company that must retain liquid assets to finance its future regulatory hurdles, including clinical trials, testing and related product development. Kannalife’s unconsolidated balance sheet as of March 31, 2019 includes Capital Preservation Investments totaling approximately $1,525,000, which represents 100% of its total investment securities. The Company’s investment guidelines for capital preservation require these securities to be liquid and have a maturity of 12 months or less.

Once Kannalife has liquidated its MJNA Stock it likely does not plan to continue investing in Capital Preservation Investments. If it does so, Kannalife anticipates that, as is currently the case, in the future its investments in “investment securities” that are not Capital Preservation Investments will be no more than 10% of Kannalife’s total assets (other than Government securities and cash items) on an unconsolidated basis.

5.Sources of Income and Revenue.

Since its inception, Kannalife has carried net operating losses. This is not uncommon for early stage biotechnology companies. Because Kannalife is still operating at a net loss, income may not be the most relevant determinant of its status as an operating company. Rather, a review of the Company’s current source of revenues provides a more accurate reveal of its operating company status. And although different from income, the SEC has previously recognized revenues, rather than income, as a useful measure of an issuer’s investment company under Section 3(b)(2).

Kannalife generates substantially all of its revenue from research grants. As a pre-clinical biotechnology company, however, Kannalife may not generate significant revenues for the foreseeable future. As noted, Kannalife is not yet earning positive income, and clearly net investment income has no factor in the overall revenues of the Company.  Indeed, there has been no investment income during the last four fiscal quarters.

If net investment income were compared to the Company’s total revenues it would account for 0% in 2018 and 0% of the total revenue figures for 2017. Kannalife recorded no cost of asset management and related services for any of the last three years.

As these numbers demonstrate, the entirety Kannalife’s revenue is generated by operation of the Kannalife business and serves to clearly illustrate Kannalife’s character as an operating company.

The above five-factor analysis demonstrates that Kannalife is primarily engaged in a non-investment company business and satisfies the standards for an order pursuant to Section 3(b)(2) of the 1940 Act.

Lastly, in response to the Staff’s comment, the Company has updated its risk factor disclosures to include reference to risks associated with the Company being deemed an “investment company.”

***

Securities and Exchange Commission

May 23, 2019

Please direct any questions regarding the Company’s responses or Amendment No. 4 to me at (619) 515-3221 or john.cleary@procopio.com.

Very truly yours,

PROCOPIO, CORY, HARGREAVES & SAVITCH LLP

/S/ John P. Cleary

John P. Cleary

cc: Dean Petkanas, Kannalife, Inc.

Mark Corrao, Kannalife, Inc.